

AB



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 10th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Cindy J. McPike 503-321-7397

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Jim Teague, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

James E. Teague 2/20/02

Signature Date

President

Title

State of Oregon
County of Multnomah

Ruth F. Ansin

Notary Public

My Commission Expires: 10/1/02

OFFICIAL SEAL
RUTH F. ANSIN
NOTARY PUBLIC-OREGON
COMMISSION NO. 316625
MY COMMISSION EXPIRES OCT. 1, 2002

Deloitte & Touche LLP
Suite 3900
111 S.W. Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
StanCorp Equities, Inc.:

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company", formerly StanWest Equities, Inc.) as of December 31, 2001, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2002

Deloitte
Touche
Tohmatsu

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 582,389
Receivable from affiliates	3,539
Income taxes receivable	1,049
TOTAL	$ 586,977

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to related parties	$ 500
Other accrued liabilities	6,500
Total liabilities	7,000
STOCKHOLDER'S EQUITY:	
Common stock: No par value, $0.50 stated value; 1,000,000 shares authorized, 10,000 shares issued and outstanding	5,000
Additional paid-in capital	45,000
Retained earnings	529,977
Total stockholder's equity	579,977
TOTAL	$ 586,977

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 12,999
Interest income	20,001
Net realized and unrealized depreciation of investments	(1,144)
Total revenues	31,856
EXPENSES:	
Taxes and licenses	1,533
Administrative overhead charges	4,060
Professional fees	7,425
Total expenses	13,018
INCOME BEFORE PROVISION FOR INCOME TAXES	18,838
PROVISION FOR INCOME TAXES	7,869
NET INCOME	$ 10,969

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,969
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of discount on investments	655
Change in:	
Commissions receivable	12,748
Investments	1,144
Accrued interest receivable	2,965
Other accrued liabilities	(6,000)
Receivable from affiliates	28,829
Accrued income taxes	6,390
Due to related parties	(24,071)
Net cash provided by operating activities	33,629
CASH FLOWS FROM INVESTING ACTIVITIES - Maturities of investments	375,000
INCREASE IN CASH AND CASH EQUIVALENTS	408,629
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	173,760
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 582,389
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 13,103
Cash paid during the year for interest	684

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock-holder's Equity
BALANCES, JANUARY 1, 2001	$ 5,000	$ 45,000	$ 519,008	$ 569,008
Net income	-	-	10,969	10,969
BALANCES, DECEMBER 31, 2001	$ 5,000	$ 45,000	$ 529,977	$ 579,977

See notes to financial statements.

STANCORP EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company", formerly StanWest Equities, Inc.) is a wholly-owned subsidiary of Standard Management, Inc. ("SMI"), which is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker dealer.

Basis of Presentation – The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents include cash and money market mutual funds.

Commissions were earned through an agreement with another licensed broker dealer, Sentra Securities. The Company received overriding commissions on the sale of securities by licensed agents of Standard Insurance Company ("Standard"), a wholly-owned subsidiary of StanCorp. Effective January 2001, Standard sold its individual insurance product line through a reinsurance agreement. As a result, the Company terminated its relationship with Sentra Securities. Overriding commissions were received through March 31, 2001. The Company will continue as a licensed broker dealer, and ultimately will be used for other purposes. The Company does not clear transactions nor carry customer accounts. Transactions were recorded on a settlement date basis, which is not materially different from trade date recording.

Income Taxes and Related-Party Transactions – For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp. In accordance with StanCorp's policy, however, the Company, for financial statement purposes, computes the provision for income taxes as if it were filing a separate income tax return. Standard provides certain managerial and administrative services for the Company. The Company recognized $4,060 in expenses for such services in 2001.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $572,280 at December 31, 2001, which was $567,280 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2001.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects and net capital requirements.

3. INCOME TAXES

The income tax provision consisted of the following for the year ended at December 31, 2001:

Current:	
Federal	$ 5,986
State and local	1,883
Total	$ 7,869

Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not. There were no temporary differences at December 31, 2001.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$ 579,977
LESS - Nonallowable assets	4,588
NET CAPITAL BEFORE HAIRCUT ON SECURITY POSITIONS	575,389
HAIRCUT ON SECURITY POSITIONS	3,109
NET CAPITAL	$ 572,280

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 7,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.01 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 467
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 5,000
EXCESS NET CAPITAL	$ 567,280
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of total aggregate indebtedness)	$ 571,580

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part IIA, as of December 31, 2001. Therefore, no reconciliations of the two computations is deemed necessary.

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte & Touche LLP
Suite 3900
111 S.W. Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.us.deloitte.com


Deloitte
& Touche

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") for the year ended December 31, 2001 (on which we have issued our report dated February 14, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 14, 2002

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

* * * * * *

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)